UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2021

COMMISSION FILE NUMBER 001-39081

BioNTech SE
(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On June 10, 2021, BioNTech SE (the “Company”) and Pfizer Inc. today announced plans to provide the U.S. government at a not-for-profit price 500 million doses of the companies’ COVID-19 vaccine, 200 million doses in 2021 and 300 million doses in the first half of 2022, to further support the multilateral efforts to address the surge of infection in many parts of the world and to help end the pandemic. The press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer

Date: June 10, 2021

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Pfizer and BioNTech to Provide 500 Million Doses of COVID-19 Vaccine to U.S. Government for Donation to Poorest Nations.